FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended January 27, 2006

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Interim Unaudited Consolidated Financial Statements, 30 June 2005

Management Discussions and Analysis, 30 June 2005

President Certification of Disclosure

Controller Certification of Disclosure

EXHIBIT 2

Interim Unaudited Consolidated Financial Statements, 30 September 2005

Management Discussions and Analysis, 30 September 2005

President Certification of Disclosure

Controller Certification of Disclosure